UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2022

Commission File Number: 001-39600

EQONEX LIMITED

(Translation of registrant’s name into English)

118 Piccadilly
Mayfair, London W1J 7NW
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 24, 2022, Eqonex Limited (the “Company”) announced that it will hold an Extraordinary General Meeting on September 21, 2022 at 8 p.m., Singapore time (i.e., 8 a.m. Eastern Time) for the purpose of appointing Messrs Prime Accountants LLP, Chartered Accountants of Singapore, as Singapore Auditor of the Company.

The Notice of Meeting and Proxy Card are attached as Exhibit 99.1 and 99.2 to the Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

99.1 99.2	Notice of Meeting, dated August 24, 2022 Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQONEX Limited

Date: August 24, 2022	By:	/s/ Daniel Ling
	Name:	Daniel Ling
	Title:	Chief Financial Officer